December 12,
2019



William J. Bielefeld, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

               Re: Angel Oak Dynamic Financial Strategies Income Term Trust File Nos. 333-234743 and 811-23491

Dear Mr. Bielefeld:

        On November 15, 2019, you filed a registration statement on Form N-2 for Angel Oak
Dynamic Financial Strategies Income Term Trust (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover page
1. Investment Strategies. This paragraph states that the Fund will invest 80% of its assets in the securities of financial institutions. It also explains that these companies include business development companies ("BDCs") and real estate investment trusts ("REITs"). Please explain to us why it is appropriate to consider BDCs and REITs to be financial institutions for purposes of the Fund's 80% test.
2. This paragraph also states that the Fund may invest in securities of brokerage and advisory firms. Section 12(d)(3) of the Investment Company Act of 1940 (the "1940 Act") prohibits registered investment companies from investing in the securities of brokers and registered investment advisers, except in limited circumstances. Similarly, Rule 12d3-1 under the 1940
   Act imposes limitations and conditions on registered funds investing in brokers and investment advisers. Please explain to us how the Fund will invest in brokers and advisory firms consistent with Section 12(d)(3) and Rule 12d3-1 thereunder. For example, has the
   Fund adopted investment policies consistent with these provisions to ensure compliance with them?
3. Limited Term. This paragraph is 26 lines of unbroken text. Please consider revising the paragraph to enhance readability. See A Plain English Handbook: How to Create Clear SEC
   Disclosure Documents 48 (1998) (www.sec.gov/pdf/handbook.pdf) ("Plain
English
   Handbook"). The prospectus also contains excessively long paragraphs elsewhere. Please
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December 12, 2019

   revise lengthy paragraphs, particularly those appearing on the front and back cover pages, and in the summary and risk factor sections, to enhance readability.
4. Leverage. This paragraph explains that the Fund may use leverage in an aggregate amount of up to 40% of the Fund's Managed Assets. Please also express the amount of leverage the
   Fund may use in terms of the Fund's net assets.
Prospectus Summary   Investment Strategies (pages 1-2)
5. Much of the information in this section is duplicated in the "Investment Strategies" section on pages 18-19. The Commission's Plain English Handbook encourages issuers to eliminate redundant disclosure, noting that "[m]ost readers skip over paragraphs if they think they have read them before." (Plain English Handbook at 12.) Please revise these sections to avoid repetition. Similarly, please try to eliminate repetition between the Prospectus Summary and other parts of the prospectus.
Prospectus Summary   Market Opportunity (page 2)
6. The third paragraph of this section states that in selecting investments, the Adviser considers certain ESG factors. Please identify these factors, either here or elsewhere in the prospectus.
Prospectus Summary   Portfolio Composition   Trust preferred securities (page
4)
7. The third paragraph of this section states that many trust preferred securities ("TruPS") are issued by trusts or other special purpose entities established by financial institutions and are not direct obligations of banks and other financial institutions. Please explain whether TruPS will be treated as securities of financial institutions for purposes of the Fund's 80% policy and, if so, why that would be appropriate.
Prospectus Summary   Closed-End, Limited Term Fund Structure and Eligible
Tender
Offer (page 5)
8. The third paragraph of this section states that beginning one year before the Termination
   Date, the Fund may begin liquidating all or a portion of the Fund's portfolio, and may deviate from its investment policies. Please inform us whether the Fund would change its name if it were unable to comply with its policy to invest at least 80% of its assets in financial institutions.
Prospectus Summary   Management Fee (page 6)
9. The second paragraph of this section states that the Adviser has voluntarily agreed to waive its management fee to __% of the Fund's Managed Assets for the first year of the Fund's operations. Please disclose whether the Adviser may terminate the voluntary waiver during the first year of operations. Please also confirm that the Fund will base the management fee in the fee table on the contractual amount of the advisory fee without consideration of the voluntary waiver.
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Prospectus Summary   Summary of Fees and Expenses   Example (page 17)
10. The third sentence of the introduction to the example to the fee table states that the example does not reflect the impact of any fee waivers. A cross-reference is provided to the discussion of fee waivers in the "Management Fee" section, which discusses the voluntary fee waiver. Please clarify, if true, that the example does not reflect the impact of either the voluntary or contractual fee waivers.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page 18)
11. Investment restriction 7 sets forth the Fund's concentration policy with respect to the group of industries related to banks and diversified financials. Please disclose also the Fund's concentration policy with respect to other industries and groups of industries.

GENERAL COMMENTS
12. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., financial statements). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
14. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement.
15. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.
16. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
                                                * * * * *
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
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       absence of action by the staff.
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6945.
                                                            Sincerely,
                                                            /s/ John M. Ganley
                                                            John M. Ganley
                                                            Senior Counsel

cc:    William J. Kotapish, Assistant Director
       Sally Samuel, Branch Chief